SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Airlines awarded 2019 Americas Equity Deal of the Year

São Paulo, October 18, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s premier domestic airline, received the “2019 Americas Equity Deal of the Year” award from the Airline Economics Aviation 100 Awards, for the issuance of US$345 million in 3.75% Exchangeable Notes due 2024 and concurrent Equity Offering (“The GOL Convert”). The award was presented at the InterContinental Barclay in New York, and is considered one of the most prestigious in the global capital markets.

The GOL Convert represents the first transaction of its kind for a Brazilian issuer and the first for a Latin American airline. The original deal priced at the lowest coupon and yield ever achieved by the Company and the reopening of the transaction priced with a negative yield, as a result of GOL’s improved credit and equity risk perception by the market. The deal also allowed GOL to extend its maturity profile while simultaneously reducing its borrowing costs and creating a channel for financing in GOL’s capital structure.

“The successful placement of the GOL Convert was another step in our multi-year liability management effort, following successful deals in the global bond and local debenture markets, all of which have significantly reduced the Company’s cost of capital and improved its financial flexibility,” said Richard Lark, GOL’s EVP and CFO. “The recognition by Airline Economics was made possible by the focus and dedication of all the GOL team. The award is evidence of the results of our successful transformation, with operating and balance sheet strengthening.”

GOL has continued to deliver on its deleveraging plan and the GOL Convert was another example of its focus on interest rate savings, debt maturity extension, funding diversification and, most importantly, commitment to “equitizing” of the balance sheet in the future. This track record has been acknowledged by the international rating agencies, as Moody’s upgraded GOL by two notches to B+ a month before the GOL Convert placement, while Fitch upgraded the Company to a B+ rating in the wake of the deal.

GOL’s issue was arranged by global coordinators BofA Securities, Evercore ISI and Morgan Stanley and joint bookrunners BTG Pactual, Deutsche Bank, Credit Agricole, BCP Securities, Nomura, BBI, Santander, Buckingham Research Group and Banco do Brasil.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.